United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 000-08231
CALLON PETROLEUM COMPANY/MS
(Exact name of registrant as specified in its charter)
200 N CANAL ST
NATCHEZ, MISSISSIPPI 39120
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☑
Rule 12h-3(b)(1)(i)	☐
     Approximate number of holders of record as of the certification or notice date: 0.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Callon Petroleum Company/MS has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: January 16, 2007	By:	/s/ Robert A. Mayfield
		Name:	Robert A. Mayfield
		Title:	Corporate Secretary